[Reference Translation]
April 20, 2010
To Whom It May Concern:
Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Toyota Names New Executives

Toyota Motor Corporation (TMC) announced today that the board of directors resolved at a meeting held on April 20, 2010, the appointment of a new representative director and planned executive changes as described follows.

1) From May 1, 2010

Newly appointed Representative Director (1 person)
Name (Date of Birth)	Current title	New title	Number of TMC shares owned (thousand)
Satoshi Ozawa (August 5, 1949)	Senior managing director	Executive vice president and representative director	17

Brief summary of business experience of the newly appointed representative director
Name	Business Experience
Satoshi Ozawa	April 1974 June 2002 June 2003 June 2007	Joined Toyota Motor Sales Co., Ltd. General Manager, Overseas Planning Div. Managing Officer of TMC Senior Managing Officer of TMC

2) Following the Ordinary General Shareholders Meeting in June 2010
(planned executive changes)

Board of Director Candidates (2 people) – Pending approval at the ordinary general shareholders meeting in June 2010
Name	Current title	New title
Nobuyori Kodaira	Managing officer	Senior managing director
Mitsuhisa Kato	President, Toyota Technocraft Co., Ltd.	Senior managing director

Retiring Senior Managing Directors (4 people) – To retire on the day of the ordinary general shareholders meeting in June 2010
Name
Teiji Tachibana
Tadashi Arashima
Yasuhiko Ichihashi
Toshio Furutani

Managing Officer Candidates (7 people) – Pending approval at a board of directors meeting following the ordinary general shareholders meeting in June 2010
Name	Current title (at TMC, unless noted)
Kunihiko Ogura	President, New United Motor Manufacturing, Inc.
Kazuhiro Kobayashi	General manager, Product & Project Planning Div.
Kazuo Ohara	General manager, Lexus Product & Marketing Planning Div.
Shuichi Koyama	General manager, Body Engineering Management Div.
Shigeki Tomoyama	Assistant president, Guangzhou Toyota Motor Co., Ltd.
Satoshi Takae	General manager, Production Engineering Planning Div.
Kazuya Inagaki	Project general manager, Toyota Passenger Vehicle Development Center 2

Retiring Managing Officers (5 people) – To retire on the day of the ordinary general shareholders meeting in June 2010
Name
Yoshihiko Masuda
Seiho Kawakami
Masanobu Kawase
Yukio Nishikawa
Naofumi Masuda

Reference 1: Changes to Executive Vice President Responsibilities From May 1, 2010
Name	Former	New
Takeshi Uchiyamada	- Product Management - Research & Development	- Product Management - Research & Development
Yukitoshi Funo	- Government & Public Affairs - Operation Planning and Support - China - Asia and Oceania - Middle East, Africa and Latin America	- Government & Public Affairs - Operation Planning and Support - Asia and Oceania - Middle East, Africa and Latin America
Atsushi Niimi	- Production Planning - Production Engineering - Production - North America	- Production Planning - Production Engineering - Production - North America - China
Shinichi Sasaki	- Corporate Planning - Business Development - IT & ITS - Information Systems - Purchasing - Customer Service Operations - Quality - Europe	- Business Development - IT & ITS - Information Systems - Purchasing - Customer Service Operations - Quality
Yoichiro Ichimaru	- General Administration & Human Resources - Accounting - Japan Sales Operations	- Corporate Planning - Japan Sales Operations
Satoshi Ozawa	-	- General Administration & Human Resources - Accounting - Europe

Reference 2: Expected Executive Lineup Following the Ordinary General Shareholders Meeting in June 2010
The appointment of the members of the board and corporate auditors is to be officially approved by the shareholders at the ordinary general shareholders meeting in June 2010.  The managing directors, representative directors and managing officers are to be officially approved by the members of the board at the board of directors meeting held following the ordinary general shareholders meeting.

i. Board of Directors (27 people)
Name	Title
Fujio Cho	Chairman and representative director
Katsuaki Watanabe	Vice chairman and representative director
Kazuo Okamoto	Vice chairman and representative director
Akio Toyoda	President and representative director
Takeshi Uchiyamada	Executive vice president and representative director
Yukitoshi Funo	Executive vice president and representative director
Atsushi Niimi	Executive vice president and representative director
Shinichi Sasaki	Executive vice president and representative director
Yoichiro Ichimaru	Executive vice president and representative director
Satoshi Ozawa* (from May 1,2010)	Executive vice president and representative director
Nobuyori Kodaira*	Senior managing director
Akira Okabe	Senior managing director
Shinzo Kobuki	Senior managing director
Akira Sasaki	Senior managing director
Mamoru Furuhashi	Senior managing director
Iwao Nihashi	Senior managing director
Tadashi Yamashina	Senior managing director
Takahiko Ijichi	Senior managing director
Tetsuo Agata	Senior managing director
Masamoto Maekawa	Senior managing director
Yasumori Ihara	Senior managing director
Takahiro Iwase	Senior managing director
Yoshimasa Ishii	Senior managing director
Takeshi Shirane	Senior managing director
Mitsuhisa Kato*	Senior managing director
Yoshimi Inaba	Director
Nampachi Hayashi	Director

*Newly promoted/appointed

ii. Corporate Auditors (7 people)
Name	Title
Yoshikazu Amano	Full-time corporate auditor
Chiaki Yamaguchi	Full-time corporate auditor
Masaki Nakatsugawa	Full-time corporate auditor
Yoichi Kaya	Corporate auditor
Yoichi Morishita	Corporate auditor
Akishige Okada	Corporate auditor
Kunihiro Matsuo	Corporate auditor

iii. Managing Officers (49 people)
Name	Name
Tatsuya Kaneko	Masahiro Kato
Masanao Tomozoe	Kenji Suzuki
Real C. Tanguay	Mitsuhiro Sonoda
Takahiro Fujioka	Yoshihiko Matsuda
Hirofumi Muta	Masashi Isogai
Shigeki Suzuki	Shunichi Konishi
Katsutada Masumoto	Hiroshi Miyata
Yasushi Kohara	Koichi Sugihara
Shigeru Hayakawa	Kazuhiro Miyauchi
Hisayuki Inoue	Takuo Sasaki
Hiroji Onishi	Satoru Mouri
Keiji Masui	Hiroyoshi Yoshiki
Kenji Miura	Osamu Nagata
Kiyotaka Ise	Moritaka Yoshida
Didier Leroy	Yoichi Inoue
Hiroyuki Yokoyama	Steve St. Angelo
Koei Saga	Johan van Zyl
Shigeki Terashi	Kunihiko Ogura*
Takuo Matsui	Kazuhiro Kobayashi*
Norihiko Arai	Kazuo Ohara*
Soichiro Okudaira	Shuichi Koyama*
Hiroyuki Ochiai	Shigeki Tomoyama*
Yasuo Kawada	Satoshi Takae*
Naoki Miyazaki	Kazuya Inagaki*
James E. Lentz

*Newly appointed

END